Filed by Cantor Equity Partners I, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners I, Inc.

Commission File No. 001-42464

BSTR Holdings, Inc.

Date: January 2, 2026

As previously disclosed, on July 16, 2025, Cantor Equity Partners I, Inc. (“CEPO”), a Cayman Islands exempted company, and BSTR Holdings, Inc., a Delaware corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with BSTR Intermediate, a Cayman Islands exempted company (“CEPO Merger Sub”), BSTR Holdings (Cayman), a Cayman Islands exempted company (the “Seller”), BSTR Newco, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Seller (“Newco”), PEMS Sub A, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO (“CEPO Subsidiary A”), PEMS Sub B, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary A (“CEPO Subsidiary B”) and PEMS Merger Sub C, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary B.

On December 31, 2025, Pubco issued the following press release on its X account. The press release is set forth below.

Bitcoin Standard Treasury Company Year-End Update

Dear Investors,

Greetings and happy holidays! As we head into year-end, I wanted to reach out to share some updates on our progress since the July and August financings, and to provide an outline of next steps as we move into 2026.

Process Update

In October, we confidentially submitted a draft Form S-4 registration statement with the Securities and Exchange Commission (SEC). The SEC requires companies to file a Form S-4 in order to register securities issued in connection with a business combination transaction such as our pending transaction with Cantor Equity Partners I, Inc. This document provides investors detailed information about the terms of the transaction and the operations of the business, including audited financial statements, pro-forma financial information and risk disclosures, to enable investors to make informed decisions.

We recently received initial comments from the SEC on our confidential submission, which is part of the standard SEC review process. As a testament to our team’s incredible work we believe the comments we received were limited such that we expect to respond expeditiously with the additional information requested. The Form S-4 will be publicly filed at a later stage of the SEC review process. This work is foundational for the enduring, public market Bitcoin treasury company we are building.

We are expecting to close either in late Q1 or early Q2. The government shutdown impacted our timing somewhat, but this ultimately was not significant, and, in fact, we believe 2026 will prove to be preferable market timing for our close. We will follow up in January with more detailed communications to prepare for closing mechanics, including steps on how BSTR securities will be delivered to you and to address any outstanding questions. We will continue to keep you apprised of developments.

Team build-out

We are pleased to announce that we appointed Katherine Dowling as President of BSTR with responsibility for leading the company’s operations. Katherine is a seasoned executive with more than two decades of experience spanning finance, operations, and law. Most recently, she served on the executive management committee at Bitwise, where she helped scale the platform from approximately $1 billion to over $15 billion in assets under management and led global acquisitions. Notably, Katherine also co-led the launch of the groundbreaking spot bitcoin ETF. She brings an institutional mindset, regulatory fluency, and operational rigor to continue building BSTR into a world-class organization.

Her appointment reflects how we think about team construction more broadly: experienced, regulatory-savvy leaders who know how to operate to the requirements of public-company standards. We will announce additional senior team members in the new year.

Treasury Market Commentary

Despite the noise in the market over this past quarter with regard to bitcoin pricing, we remain incredibly bullish on BSTR’s long-term strategy.

Even in just the short time since early summer, the broader treasury landscape looks meaningfully different. We have seen a number of new entrants in the treasury space with varying sizes and strategies including several non-bitcoin focused companies. Because of this glut and the recent digital asset price volatility, skepticism has markedly increased around the execution ability of treasuries to sustain long-term, material premiums to underlying NAV.

We view these developments as a natural transition and a tremendous opportunity for our team. From the outset our thesis has always been an evolutionary step beyond mere passive, balance sheet exposure. The bitcoin treasury sector is now entering a phase of consolidation and maturation. We believe this next phase of treasury company development will belong to institutional-grade operators who can actively deploy treasury assets in a prudent, transparent and bitcoin-native way. This belief is core to why we structured BSTR as we did, and it is the reason we were able to attract meaningful institutional capital during our capital raises.

Looking Ahead

We believe this environment favors discipline, credibility, and execution over narrative alone. We are excited about what we are building and look forward to demonstrating how BSTR intends to lead in this next chapter. We believe that the environment will reward our differentiation and we are excited about the future of BSTR.

Thank you again for your trust and support. We look forward to staying closely engaged as we move into 2026.

Warm regards,

Adam

About BSTR

Upon completion of the business combination, BSTR is expected to be an operating company focused exclusively on business lines relating to bitcoin. BSTR’s strategy is to offer public market investors a differentiated, capital-efficient way to gain exposure to bitcoin through (i) large-scale programmatic accumulation of bitcoin, (ii) active treasury management intended to compound bitcoin per share over time, and before (iii) the development and provision of services relating to bitcoin-focused financial and technology infrastructure designed with the goal of expanding the Bitcoin capital markets opportunity set.

On December 31, 2025, Pubco made the below communications on its X account.

On December 31, 2025, Adam Back, Chief Executive Officer of Pubco, made the below communication on his X account.

On December 31, 2025, Katherine Dowling, incoming President of Pubco, made the below communication on her X account.

Additional Information and Where to Find It

BSTR Holdings, Inc. (“Pubco”) and BSTR Newco, LLC (“Newco”) intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Cantor Equity Partners I, Inc. (“CEPO”) and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination (the “Business Combination”), pursuant to the Business Combination Agreement, dated July 16, 2025, among Pubco, CEPO, Newco and the other parties named therein (the “Business Combination Agreement”), the private placements of Pubco’s 1.00% convertible senior secured notes (the “Convertible Notes” and such private placements, together with the options to investors to purchase additional Convertible Notes and the option to purchase Pubco’s 7.00% perpetual convertible preferred stock (the “Preferred Stock”), collectively, the “Convertible Notes Private Placements”), the private placements of the Preferred Stock (the “Preferred Stock Private Placements”), the concurrent private placement of class A common membership interests of Newco (the “Newco Class A Interests” and such private placement, the “Newco Private Placement”), the private placements of CEPO’s Class A ordinary shares (the “CEPO Class A Ordinary Shares” and such private placements, the “CEPO Equity PIPE” and, together with the Convertible Notes Private Placements, the Preferred Stock Private Placements and the Newco Private Placement, the “Private Placement Investments”) and other transactions contemplated by the Business Combination (together with the Business Combination and the Private Placement Investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CEPO as of a record date to be established for voting on the Business Combination and other matters as will be described in the Proxy Statement/Prospectus. CEPO and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEPO AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEPO’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEPO, NEWCO, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEPO, Pubco and Newco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners I, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to BSTR Holdings, Inc., via email at bstr@blockstreamcapitalpartners.com, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED PROPOSED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and shares of Preferred Stock to be issued by Pubco, the CEPO Class A Ordinary Shares to be issued by CEPO and the Newco Class A Interests to be issued by Newco, in each case, pursuant to the Private Placement Investments, as well as the non-voting units of Newco to be issued in exchange for the Newco Class A Interests at the closing of the Business Combination, pursuant to the Business Combination Agreement, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEPO, Pubco, Newco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from CEPO’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of CEPO’s securities are, or will be, contained in CEPO’s filings with the SEC, including CEPO’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEPO’s shareholders in connection with the Proposed Transactions, including the names and interests of Newco and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by CEPO, Pubco and Newco with the SEC. Investors and security holders may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

The information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEPO, Pubco or Newco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Proposed Transactions, including, expectations, hopes, beliefs, intentions, plans, prospects, financial results, strategies and other statements relating to CEPO, Pubco, Newco and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets held by Pubco and Newco, Pubco’s listing on an applicable stock exchange, Pubco’s planned business strategy including Pubco’s ability to offer public market investors a differentiated, capital-efficient way to gain exposure to bitcoin, accumulate bitcoin and compound bitcoin per share over time and produce and provide bitcoin-related advisory and other bitcoin-related services, Pubco’s ability to become one of the largest public bitcoin treasury companies, Pubco’s performance and market position, any projected outcomes or expectations of crypto treasury strategies or businesses, Pubco’s plans and use of proceeds, objectives of management for future operations of Pubco, Pubco’s management and leadership after the completion of the Business Combination, the upside potential and opportunity for investors relating to participation in the Private Placement Investments or any future securities resulting from any Proposed Transactions, performance and expected financial impacts of the Proposed Transactions, any expected benefits, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEPO’s securities; the risk that the Business Combination may not be completed by CEPO’s business combination deadline; the failure by the parties to the Business Combination to satisfy the conditions to the consummation of the Business Combination, failure to realize the anticipated benefits of the Proposed Transactions; the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan, including bitcoin-related advisory services and other bitcoin-related services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against CEPO, Pubco, Newco or others following announcement of the Business Combination; and those risk factors discussed in documents of CEPO, Pubco or Newco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEPO dated as of January 6, 2025 and filed by CEPO with the SEC on January 7, 2025, CEPO’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q on file, and to be filed, with the SEC and the Proxy Statement/Prospectus that will be filed by Pubco and Newco, and other documents filed by CEPO, Pubco and Newco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CEPO, Pubco and Newco presently know or that none of CEPO, Pubco and Newco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CEPO, Pubco and Newco assume any obligation or intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CEPO, Pubco and Newco give any assurance that any of CEPO, Pubco or Newco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CEPO, Pubco, Newco or any other person that the events or circumstances described in such statement are material.

8